Exhibit 20

NEWS RELEASE

from     LACLEDE STEEL COMPANY
440 N. FOURTH STREET ST. LOUIS, MO 63102 TELEPHONE: (314) 425-1400

      July 27, 2001

      Michael H. Lane
      Executive Vice President
      (314) 425-1400

LACLEDE STEEL COMPANY FILES FOR CHAPTER 11 BANKRUPTCY PROTECTION DURING ORDERLY LIQUIDATION OF THE COMPANY; LACLEDE CHAIN MANUFACTURING COMPANY CONTINUES TO OPERATE ON A BUSINESS AS USUAL BASIS

        Today the Board of Directors of Laclede Steel Company instructed management to file for protection of the Bankruptcy Court under Chapter 11 while the Company proceeds to engage in a structured sale and closing of its steel making facilities in Alton, Illinois. The Company will attempt to sell its Pipe Division, currently centered at Fairless Hills, Pennsylvania, as an ongoing business. The Pipe Division will continue normal operations during the sale process.

        The petition has been filed in the Bankruptcy Division of the United States District Court for the Eastern District of Missouri. The filing does not affect the operations of Laclede Steel’s wholly owned subsidiary, Laclede Chain Manufacturing Company, which continues to conduct business as usual. Laclede Steel had previously retained Gordian Group of New York City to pursue a sale of Laclede Chain.

        Laclede Steel has reached agreement with its lending group to fund the structured sale and closing of its facilities. The lending group also has agreed to fund the operations of Laclede Chain until the sale process for that company is complete.

        Laclede Steel will shut down operations at its Alton facility after shipping inventories on hand. It is the Company’s intention to offer the Alton facility for sale as an operating steel mill. If such a sale can not be made within a reasonable time, the equipment will be sold pursuant to a Bankruptcy Court approved auction process.

        David A. Higbee, President and Chief Executive Officer of Laclede Steel stated: “At the time Laclede’s plan of reorganization was approved by the Bankruptcy Court in December 2000, prospects for survival of the reorganized company were good. However, since that time surging imports and the continued depression in the market for steel products have made that plan unattainable.”

        “Foreign imports of standard pipe into the US market, which increased by over 51% last year, grew to even higher levels in the current year. According to AISI data, foreign imports now account for about 60% of the US standard pipe market in our size range. The impact of these imports on our order volume has been devastating.”

        “Imports have also been a serious problem on the hot rolled bar side of Laclede’s business. Increasing imports, especially from Canada, have raised the foreign share of the US market to 20%. Imports have also exacerbated the slowdown in US manufacturing activity, particularly in the US automotive market where vehicle production was down by 12% in the first half of 2001. The automotive market is the largest single market destination for the hot rolled bar products of Laclede.”

        “The combination of high imports and a weak steel market have not allowed us to meet the sales projections in our plan of reorganization. Shipments in fiscal year 2001 were off by 17% compared to the plan of reorganization and by 21% compared to the prior year. Sales dollar volume was down even more, reflecting the downward pressure on pricing.”

        “Laclede Steel is not alone in experiencing the disastrous impact of imports and the slowdown in steel related manufacturing activity. At least eighteen domestic steel companies have filed for reorganization, six of which have shut down operations. Another five companies have curtailed steel operations and other bankruptcy filings are rumored.”

        “The President of the United States has recently reacted to the seriousness of this crisis. In May of this year President Bush initiated a Section 201 investigation under the trade laws of the USA to verify that foreign imports were causing serious injury to the domestic steel industry, and to make recommendations that would grant relief to the industry. Unfortunately, the employees, shareholders and creditors of Laclede will not get to enjoy any relief granted. In the current environment a company like Laclede, with no financial reserves, cannot stay the course until better times arrive.”

        Laclede Steel has been unable to generate the sales and therefore the operating results necessary to meet the covenants in its lending agreement, and the lenders are unwilling to continue funding operations. While multiple efforts were made to seek support from the federal government, including import relief, and from the Company’s trade creditors and Union, it became evident in July that assistance at the level needed to sustain Laclede Steel would not be forthcoming to the degree necessary, and in the timeframe required.

        Officers of the Company met with representatives of its lenders during the weeks of July 16 and 23 to determine the best course of action. Based upon the results of these meetings and earlier discussions with trade creditors and the Union, the Directors determined today that the best way to protect the assets of Laclede Steel was to file for bankruptcy protection, in order to permit an orderly liquidation and to maximize value for all creditors.

        Higbee stated: “What we are experiencing is a meltdown of the domestic steel industry as a result of worldwide over capacity. The political and economic problems causing this over capacity are intractable. Laclede Steel employees, both salaried and hourly, made every effort to make the Company one of the survivors. Despite the best efforts of all involved, economic conditions make it impossible to continue. We are confident, however, that our subsidiary Laclede Chain will continue to operate as a profitable company under new ownership.”

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